# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kura Sushi USA, Inc., CIK 0001772177
CUSIP: 501270102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 17461 Derian Avenue, Suite 200, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001901865

## Reporting persons
- Divisadero Street Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 828,960; sole dispositive power 0; shared dispositive power 828,960; aggregate amount beneficially owned 828,960 (7.5% of the class)
- William Zolezzi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 828,960; sole dispositive power 0; shared dispositive power 828,960; aggregate amount beneficially owned 828,960 (7.5% of the class)
- Divisadero Street Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 621,721; sole dispositive power 0; shared dispositive power 621,721; aggregate amount beneficially owned 621,721 (5.6% of the class)
- Divisadero Street Partners GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 621,721; sole dispositive power 0; shared dispositive power 621,721; aggregate amount beneficially owned 621,721 (5.6% of the class)
- Divisadero Street Capital, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 828,960; sole dispositive power 0; shared dispositive power 828,960; aggregate amount beneficially owned 828,960 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Kura Sushi USA, Inc.
Address of issuer's principal executive offices: 17461 Derian Avenue, Suite 200, Irvine, California

## Item 2. Person Filing
Name of person filing:
Divisadero Street Capital Management, LP
William Zolezzi
Divisadero Street Partners, L.P.
Divisadero Street Partners GP, LLC
Divisadero Street Capital, LLC
Address of principal business office or, if none, residence:
Divisadero Street Capital Management, LP
Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

William Zolezzi
c/o Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Partners, L.P.
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Partners GP, LLC
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Capital, LLC
3480 Main Highway, Suite 204
Miami, FL 33133
Citizenship:
Divisadero Street Capital Management, LP - Delaware
William Zolezzi - United States
Divisadero Street Partners, L.P. - Delaware
Divisadero Street Partners GP, LLC - Delaware
Divisadero Street Capital, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Divisadero Street Capital Management, LP - 828,960
William Zolezzi - 828,960
Divisadero Street Partners, L.P. - 621,721
Divisadero Street Partners GP, LLC - 621,721
Divisadero Street Capital, LLC - 828,960
Percent of class:
Divisadero Street Capital Management, LP - 7.5%
William Zolezzi - 7.5%
Divisadero Street Partners, L.P. - 5.6%
Divisadero Street Partners GP, LLC - 5.6%
Divisadero Street Capital, LLC - 7.5%
Sole power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Partners, L.P. - 0
Divisadero Street Partners GP, LLC - 0
Divisadero Street Capital, LLC - 0
Shared power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 828,960
William Zolezzi - 828,960
Divisadero Street Partners, L.P. - 621,721
Divisadero Street Partners GP, LLC - 621,721
Divisadero Street Capital, LLC - 828,960
Sole power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Partners, L.P. - 0
Divisadero Street Partners GP, LLC - 0
Divisadero Street Capital, LLC - 0
Shared power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 828,960
William Zolezzi - 828,960
Divisadero Street Partners, L.P. - 621,721
Divisadero Street Partners GP, LLC - 621,721
Divisadero Street Capital, LLC - 828,960

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Divisadero Street Capital Management, LP. None of those advisory clients, other than Divisadero Street Partners, L.P., may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.01 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Divisadero Street Capital Management, LP: By: Divisadero Street Capital, LLC, its general partner, By: /s/ William Zolezzi / Manager (11/05/2025)
- William Zolezzi: By: /s/ William Zolezzi, William Zolezzi (11/05/2025)
- Divisadero Street Partners, L.P.: By: Divisadero Street Partners GP, LLC, its general partner, By: /s/ William Zolezzi / Manager (11/05/2025)
- Divisadero Street Partners GP, LLC: By: /s/ William Zolezzi, William Zolezzi / Manager (11/05/2025)
- Divisadero Street Capital, LLC: By: /s/ William Zolezzi, William Zolezzi / Manager (11/05/2025)